

Mail Stop 4561

July 25, 2006

Julia S. Gouw
Executive Vice President and Chief Financial Officer
East West Bancorp, Inc.
135 North Los Robles Ave., 7th Floor
Pasadena, California 91101

      Re: **East West Bancorp, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2005
               Form 10-Q for the Fiscal Quarter Ended March 31, 2006
               File No. 0-24939

Dear Ms. Gouw:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Julia S. Gouw
East West Bancorp, Inc.
July 25, 2006
Page 2 of 3

10-K for the Fiscal Year Ended December 31, 2005

Notes To Consolidated Financial Statements, page 73

Note 2 – Business Combinations, page 81

1.   Please tell us how you satisfied the disclosure requirements in paragraphs 54-55 of SFAS No. 141 for the United National Bank acquisition during 2005.

Note 7 – Loans and Allowance for Loan Losses, page 86

2.   We note your allowance for loan losses increased approximately $9.3 million during 2005 due to the acquisition of United National Bank. Please tell us the composition of the loan portfolio acquired and how you applied the guidance of SOP 03-3.

10-Q for the Fiscal Quarter Ended March 31, 2006

Notes To Condensed Consolidated Financial Statements, page 8

Note 4 – Acquisition of Standard Bank, page 13

3.   Please tell us how you satisfied the interim disclosure requirements in paragraph 58b-c of SFAS No. 141 for the Standard Bank acquisition during 2006.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 20

Allowance for Loan Losses, page 36

4.   We note your allowance for loan losses increased approximately $4.1 million during the three months ended March 31, 2006 due to the acquisition of Standard Bank. Please tell us the composition of the loan portfolio acquired and how you applied the guidance of SOP 03-3.

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2

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3423 if you any questions.

Sincerely,

Sharon Blume
Reviewing Accountant